Exhibit 12
CORNING INCORPORATED AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

Three months ended March 31, 2012

Income from continuing operations before taxes on income	$573
Adjustments:
Equity in earnings of equity affiliates	(218)
Distributed income of equity affiliates	518
Net income attributable to noncontrolling interests	(1)
Fixed charges net of capitalized interest	27

Earnings before taxes and fixed charges as adjusted	$899

Fixed charges:
Interest expense (a)	$40
Portion of rent expense which represents an appropriate interest factor (b)	7
Amortization of debt costs	1

Total fixed charges	$48

Ratio of earnings to fixed charges	18.7

(a)	Interest expense includes amortization expense for debt costs.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.